SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of,	May	2007
Commission File Number	001-14620
Crystallex International Corporation
(Translation of registrant’s name into English)
18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Press Release, dated May 1, 2007.

DOCUMENT 1

For Immediate Release	May 1, 2007
RM: 10 – 07

Crystallex reports grades of principal mineralized intervals from the

Morrocoy zone, Las Cristinas, from the 2006-2007 drill program

TORONTO, ONTARIO, May 1, 2007 – Crystallex International Corporation (TSX: KRY) (Amex: KRY) today reported summary assay results from one of two zones drilled at Las Cristinas in the 13,566 metre program which commenced on November 1st, 2006 and was completed on February 14th, 2007. This first tranche of results, reported here, is from 5,145 metres in 23 diamond drill holes in the Morrocoy area of Las Cristinas. The Morrocoy target lies outside of the two planned open pits at Las Cristinas in an area in which gold-mineralized intervals intersected in previous drilling were considered to lack the continuity required for incorporation into the inferred resource.

Results for the principal mineralized intervals intersected in the Morrocoy area are summarized in Table 1 (below) and the location of bore holes is shown on a map of gold grade-thickness for the Las Cristinas property in Figure 1 (http://www.ccnmatthews.com/docs/kry1.jpg). Detail of gold grade-thickness in the Morrocoy area prior to the drilling reported here is shown in Figure 2 (http://www.ccnmatthews.com/docs/kry2.jpg), while the updated grade-thickness diagram, that includes the results reported below, is shown in Figure 3 (http://www.ccnmatthews.com/docs/kry3.jpg) for comparison.

Richard Spencer, Crystallex’s VP Exploration commented, “The mineralized intervals and enclosing alteration assemblages intersected in the Morrocoy area in the 06-07 drill program are consistent with those obtained in prior wide-spaced drilling. Continuity of mineralization, both down-dip and along strike, has now been demonstrated at Morrocoy.”

Gordon Thompson, Crystallex’s President and CEO commented, “These assay results suggest that the objective of the drilling in the Morrocoy area, which was to confirm the continuity of mineralized intervals, has been achieved. I look forward to confirmation from MDA’s resource update that Morrocoy should contribute to an increase in measured and indicated resources at Las Cristinas. The update of the resource estimate for Las Cristinas is expected from Mine Development Associates of Reno, Nevada, in June, 2007.”

The drilling was done by Majortec of Moncton, New Brunswick. The program was managed by Mr. Gustavo Rodriguez (M.Sc), Chief Geologist - Las Cristinas, under the direction of Dr. Richard Spencer (P.Geo), Crystallex’s VP Exploration, who is a Qualified Person for the purposes of National Instrument 43-101 - Standards of Disclosure for Mineral Projects. Quality Assurance and Quality Control (QAQC) procedures were managed by an external consultant, Mr. Trevor Nicholson (B.Sc. Chem.) of Nicholson Analytical Consulting (NAC) of Comox, British Columbia, who is an Assay Chemist by training. NAC reviewed the proposed QAQC procedures prior to drill start-up and subsequently audited field procedures. Mr. Nicholson was on site for about 40% of the duration of the program. Mr. Steven Ristorcelli, of MDA, undertook an on-site audit of logging, sampling and QAQC procedures during the drill program.

Certified standards were inserted at an average of one per 20 samples, field blanks at one per 30 samples, while both ten mesh and quarter-core duplicates were inserted at intervals of approximately 50 samples. Duplicates of pulps were taken at intervals of approximately 1 in 60 samples for assay by a second, independent laboratory. The core samples were prepared by Societe Generale de Surveillance (“SGS”) at their facility in El Dorado, Venezuela and analysis of the samples was done by SGS in Lima, Peru. Assay results were reported to NAC who communicated directly with personnel at SGS in Lima regarding assays that initially failed QAQC. Once the reassay results had met the QAQC requirements, NAC forwarded the QAQC-compliant data to Crystallex for incorporation into its database and for the calculation of the intervals reported below.

Table 1 - Summary assay results for the principal mineralized intervals intersected in the 22 bore holes drilled in the Morrocoy area in the 2006-2007 drill program conducted at Las Cristinas.

BH#	From	To	Down-hole width (m)	Estimated true width (m)	Gold grade (g/t)	Observations
K6MO1165	0	61.5	61.5	45.5	1.60	
	109	149.6	40.6	39	0.61	
K6MO1166	90	112	22	19	0.89	
	154	243	89	88.5	0.85	
	282	313	31	30.5	1.24	
K6MO1167	121	181	60	60	1.31	* Cut to 23 g/t
	194	214	20	19.5	0.69	
	228	256	28	28	0.99	
K6MO1168	42.5	74.5	32	31	1.51	
	165	243	78	78	1.46	
K6MO1169	0	18.5	18.5	17	1.11	
	27.5	110	82.5	80.5	0.94	
K6MO1170	0	49.5	49.5	38	0.82	
	118	151	33	31	0.69	
	206	230	24	21	0.80	
	250.5	293	42.5	36.5	2.08	
K6MO1171	0	19	19	14	0.57	
	116	170	54	53	0.98	
K6MO1172	10	58	48	48	0.93	
K6MO1173	29	51	22	22	0.77	
	104	141	37	37	0.54	
K6MO1174	48	68	20	18.5	0.63	
	131	165	34	31	0.76	
	205	231	26	22	1.74	Cut to 23 g/t
K6MO1175	0	38	38	29.5	0.83	
K6MO1176	0	39	39	31	1.08	
K6MO1177	57	84	27	15	0.84	
	96	160	64	40	0.91	
K6MO1178	52.5	96	43.5	43	1.20	
K6MO1179	104	127	23	20	0.63	
K6MO1180	3.5	44.5	41	13	0.91	
K6MO1181	28	53	25	21.5	1.16	
	77.5	93.8	16.3	15.5	1.84	
	113	158	45	45	0.60	
K6MO1182	72	116	44	39	1.11	
K6MO1183	25	55	30	29	1.97	
	130	159	29	28.5	0.54	
K7M01189	84	188	104	85	1.40	
K7MO1191	239	266	27	27	1.36	
	288	364	76	75	0.68	
K7MO1193	206	273	67	52.5	1.21	
K7MO1195	100	118	18	17	0.86	
	158	177	19	17	1.08

Crystallex is in the final stages of environmental permitting for the Las Cristinas project.

About Crystallex

Crystallex International Corporation is a Canadian based gold producer with significant operations and exploration properties in Venezuela. The Company’s principal asset is the Las Cristinas property in Bolivar State that is currently under development and which is expected to commence gold production in 2009 at an initial annualized rate of some 300,000 ounces at the initial planned production rate of 20,000 tonnes of ore per day. Other key assets include the Tomi Mine, certain Lo Increible properties and the Revemin Mill. Crystallex shares trade on the TSX (symbol: KRY) and AMEX (symbol: KRY) Exchanges.

For Further Information:

Investor Relations Contact: A. Richard Marshall, VP at (800) 738-1577

Visit us on the Internet: http://www.crystallex.com or Email us at: info@crystallex.com

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS: This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, including: statements relating to the estimated reserves and resources at Las Cristinas; anticipated results of drilling programs, feasibility studies or other analyses; the potential to increase reserves and expand production at Las Cristinas; Crystallex's projected construction and production schedule, and cost and production estimates for Las Cristinas; and management's statements regarding its expectations regarding mining in Venezuela. Forward-looking statements are based on estimates and assumptions made by Crystallex in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that Crystallex believes are appropriate in the circumstances. Many factors could cause Crystallex's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including: gold price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property. These factors and others that could affect Crystallex's forward-looking statements are discussed in greater detail in the section entitled "Risk Factors" in Crystallex’s Annual Information Form (which is included in the Annual Report on Form 40-F that Crystallex files with the United States Securities and Exchange Commission (the "SEC")) and elsewhere in documents filed from time to time with Canadian provincial securities regulators, the SEC and other regulatory authorities. These factors should be considered carefully, and persons reviewing this press release should not place undue reliance on forward-looking statements. Crystallex has no intention and undertakes no obligation to update or revise any forward-looking statements in this press release, except as required by law.

NOTE TO U.S. SHAREHOLDERS: The terms "proven mineral reserve" and "probable mineral reserve" used in this press release are Canadian mining terms as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM.  These definitions differ from the definitions in the SEC's Industry Guide 7. The terms, "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" used in this press release are Canadian mining terms as defined in accordance with National Instruction 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards. While the terms "measured mineral resource", "indicated mineral resource", and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC.  As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies in SEC filings.  With respect to "indicated mineral resource" and "inferred mineral resource" there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.  It can not be assumed that all or any part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. For a detailed discussion of mineral resource and mineral reserve estimates and related matters see the Company's technical reports, the Annual Information Form and other reports filed by the Crystallex on www.sedar.com and www.sec.gov. A qualified person has verified the data contained in this press release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)

Date:	May 1, 2007	By:	/S/ ROBERT CROMBIE
			Name:	Robert Crombie
			Title:	Senior Vice President, Corporate Development